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                                                                  Exhibit 16.1



  May 25, 2007



  Securities and Exchange Commission
  100 F Street, N.E.
  Washington, DC 20549

  Commissioners:

  We have read the statements made by Zoltek Companies, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Zoltek Companies, Inc. dated May 21, 2007. We agree with the statements concerning our Firm in such Form 8-K. However, we have no basis whatsoever to comment on (i) the current status of the material weaknesses related to the accounting for physical inventory quantities and the accuracy and valuation of inventory or (ii) the current status of any related remedial actions.

  Very truly yours,

  /s/ PricewaterhouseCoopers LLP

  PricewaterhouseCoopers LLP